Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo
90 South 7th Street
Minneapolis, Minnesota 55402

November 2, 2006	Christopher J. Melsha Direct Phone: 612-672-8343 Direct Fax: 612-642-8343 Chris.Melsha@maslon.com

Via Edgar Transmission

John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cougar Biotechnology, Inc. (the “Company”)
Amendment No. 2 to Form SB-2
File No. 333-133779
Amendment Filed September 14, 2006

Dear Mr. Reynolds:

As counsel for the Company and on its behalf, this letter will respond to comment no. 1 of your comment letter dated October 27, 2006, with respect to the above-referenced registration statement (the “Comment Letter”). At the recommendation of Mr. Mike Carney of the Commission’s Staff during a telephone conference on November 1, 2006, this letter does not respond to the remaining comments included in the Comment Letter. Rather, the Company will file a further amendment and otherwise respond to remaining comments once the Company and Staff has resolved the issues relating to comment no. 1 and otherwise discussed with the Staff on November 1.

Accordingly, on the Company’s behalf, we hereby respond to comment no. 1 of the Comment Letter, as follows:

1.    The staff notes that the company, in partial response to our prior comments 1-3 from our letter dated September 5, 2006, has filed a Form 8-K with the transcript of its Rodman & Renshaw conference. We also note that the company plans to attend similar conferences in the near future, including one in November. Please advise us whether the company will, going forward, file transcripts of these presentations on Form 8-K under Item 7.01. If the company will not do so, please advise us why not. In addition, in the course of reviewing your transcript, the slides which accompanies the presentation, and the Rodman & Renshaw website, we noted that not all of the information presented in these sources appeared in your Form SB-2 filing. Please revise your Form SB-2 so that it includes this information.

Mr. John Reynolds
November 2, 2006

Response: To the extent the Company attends such similar conferences in the future, and where webcasting is available, the Company intends to announce its planned attendance and presentation by press release, which would include instructions on how the presentation may be accessed either live or archived following the date of the presentation. For these presentations, the Company does not plan to file a transcript of the presentation under Item 7.01 of Form 8-K because it believes its prior announcement of the presentation, together with including instructions on how to access the presentation live or via archive following, is sufficient to comply with Regulation FD. To the extent that webcasting is not available for a future conference presentation, preparing a transcript may be made more difficult without a recording available. Nonetheless, in the event the Company utilizes such presentations to disclose material, non-public information, the Company will issue a press release disclosing such information prior to the presentation (or make a similar disclosure under Item 7.01 of Form 8-K). In the event the Company inadvertently discloses material, non-public information during a conference presentation, the Company will promptly disclose such information via press release or Form 8-K, as required by Regulation FD.

In connection with the Staff’s views and concerns of the Section 5 implications of the May conference presentation and webcast, the Company proposes to include an additional risk factor under “Risk Factors - Risks Related to the Offering,” in the form attached hereto as Appendix A. The Company believes the disclosure contained in the proposed risk factor adequately addresses the potential risks to the Company in the event the May 2006 conference is found to be “gun jumping” in violation of Section 5. The Company also confirms that it will not make further presentations at any Rodman & Renshaw or other investor conferences pending effectiveness of the Registration Statement.

Further, during the November 1, 2006 telephone conference, the Staff reviewed with the Company various statements made during Mr. Auerbach’s May 16, 2006 presentation and the need, in some cases, to revise the disclosure contained in the prospectus of the Registration Statement in order to conform to the presentation or to reconcile certain differences. Set forth below are summaries of the Company’s proposed revisions or other actions in response to the Staff concerns and certain supplemental information requested by the Staff:

(a)    Statements regarding management’s experience.

With respect to the statement in the presentation transcript referring to the Company’s management’s “proven experience in cancer drug development,” the Company believes that the biographical information included in the prospectus (see page 42) generally supports the above statement. The key Company personnel responsible for the development of the Company’s cancer drug candidates are Dr. Arie Belldegrun, a member of the Company’s Board of Directors and the chair of its scientific advisory board, Mr. Auerbach, the Company’s President & CEO, and Dr. Gloria Lee, the Company’s Vice President of Clinical Research and Development. For the reasons described below, the Company believes that the current biographical descriptions included in the prospectus, together with certain additions to those descriptions that the Company proposes to make, provide sufficient factual basis for Mr. Auerbach’s statement that the Company’s management team has proven experience in cancer drug development.

Mr. John Reynolds
November 2, 2006

•
With regard to Dr. Belldegrun, the biographical information currently included in the prospectus describes Dr. Belldegrun’s current and prior experience as chief of the division of urologic oncology at UCLA, that he holds the chair in urologic oncology at the UCLA medical school, and his prior experience at the National Institute of Health as a research fellow. Further, because Dr. Belldegrun has served as a principal investigator in more than 30 clinical trials involving cancer drug candidates and therapies, the Company proposes to include the following statement in Dr. Belldegrun’s biographical description in the prospectus on page 42: “Dr. Belldegrun’s prior experience also includes serving as principal investigator of more than 30 clinical trials of anti-cancer drug candidates and therapies.” For your reference, we have attached a listing of those clinical trials as Appendix B hereto.

•
The prospectus currently discusses Dr. Lee’s prior experience in clinical development experience with cancer drug candidates. For example, her biographical information states that her responsibilities at Chiron Corporation “included oversight of Chiron’s Oncology development portfolio,” and that she “was responsible for the clinical development of the anticancer drug Taxotere in breast cancer.” Taxotere is an FDA-approved cancer drug.

•
With respect to Mr. Auerbach, the prospectus discloses that, prior to his securities analyst experience in biotechnology, he “worked for Diagnostic Products Corporation, where he designed and implemented clinical trials in the field of oncology.”

Based on the current disclosures in the prospectus, together with the proposed additional disclosure concerning Dr. Belldegrun’s clinical trial experience, as discussed above, the Company believes that, after the text described above is added to the prospectus, there will be adequate factual support in the prospectus for the statement made at the May 2006 presentation that the Company’s management has “proven experience in cancer drug development.”

(b)    Statements concerning potential clinical development timelines.

In response to the Staff’s concern with statements in the Company presentation to the effect that the Company had the potential to have Phase II clinical trials underway with regard to three of its product candidates by the end of 2006, the Company proposes to revise the prospectus disclosures to more clearly describe the Company’s current plans and estimates concerning the timing of future clinical trials. The Company’s proposed revisions to the prospectus to address and update the timeline discussed during the conference presentation are set forth on Appendix C hereto.

Mr. John Reynolds
November 2, 2006

(c)    Statements regarding CB7630 (abiraterone).

In the November 1, 2006 telephone discussion, the Staff expressed concern with the statement made during the May presentation that its product candidate CB7630 (abiraterone) has a “much better safety and specificity compared to other drugs” currently used as second line hormonal agents (see transcript page 4, paragraph 2). Since the date of the presentation, the Company has received data from a clinical trial of CB7630 that provides support for such a statement concerning the safety and specificity of this product candidate. The Company intends to revise its disclosure in the prospectus at page 31 in the last paragraph of the discussion under “Business - Our Product Candidates - CB7630 (Abiraterone Acetate) - Results of Clinical Trials for CB7630” to describe certain specific results of the study regarding safety and - see Appendix D attached hereto. In addition, the Company also refers the Staff to the article supplementally provided herewith, which is entitled “Pharmacology of Novel Steroidal Inhibitors of Cytochrome P450-17[alpha]” published in 1994 in the Journal of Steroid Biochemistry and Molecular Biology (vol. 50). This article discusses a preclinical study of CB7630 and other similar-acting compounds and includes conclusions and statements, which are highlighted, that CB7630 is less toxic than the other compounds evaluated. The Company believes that the new clinical trial data to be included in the prospectus, as discussed above, together with the statements contained in this article, provide an adequate factual basis for the statements made during the May 2006 conference presentation.

(d)    Comparative statement regarding CB3304.

The Staff also noted concerns during the November 1 telephone conference with a statement made during the May presentation that favorably compared the Company’s CB3304 (noscapine) product candidate to other tubulin inhibitors (see transcript page 5, paragraph 3). We have supplementally provided the Staff with a copy of an article published in Cancer Immunology Immunotherapy in 2000 (vol. 49) entitled “Noscapine inhibits tumor growth with little toxicity to normal tissues or inhibition of immune responses.” At page 224 of the article, the authors state that “[i]n contrast to taxanes, noscapine given orally was well tolerated by mice and little or no toxicity was observed in the heart, kidney, spleen, bone marrow, peripheral blood, or liver.” Other supporting statements in this article are highlighted in the copy supplementally provided with this letter. Further, the Company has supplementally furnished a copy of an article published August 1, 2004 (vol. 10) in Clinical Cancer Research entitled “Noscapine Crosses the Blood-Brain barrier and Inhibits Glioblastoma Growth.” At page 5197, the authors note that the toxicity profile of noscapine was favorable to that of other tubulin-binding agents. Other material highlighted in this article (see, e.g., p. 5187) also supports the last sentence of the third paragraph at page 5 of the presentation transcript concerning noscapine’s ability to cross the blood-brain barrier.

Further, the Company has supplementally provided a copy of a scientific poster presentation made at the 2005 American Society of Hematology (ASH) Annual Meeting concerning a Phase I clinical trial of noscapine in non-Hodgkin’s lymphoma and lymphocytic leukemia. The poster states that, among other conclusions reached from the data presented, “noscapine is well tolerated in patients with relapsed/refractory [non-Hodgkin’s] lymphoma,” and that it is “easily administered as an oral agent.”

Mr. John Reynolds
November 2, 2006

The Company believes that the Cancer Immunology Immunotherapy and Clinical Cancer Research articles, as well as the ASH poster presentation, provide adequate support for its statements made during the May presentation.

(e)    Statements concerning completed private placement and related issues.

Finally, as we discussed with you during our November 1 telephone conference, the Company’s private placement, which was mentioned during the presentation, was completed on April 3, 2006, prior to the Rodman & Renshaw conference on May 16, 2006. The Company hereby confirms that the slides used in connection with the conference presentation and the content of the oral presentation had not been made publicly available via the Internet or otherwise until the date of such presentation. Accordingly, at no time during the private placement offering period were the presentation slides or the presentation content publicly available for viewing.

* * *

Please contact the undersigned at (612) 672-8343 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Very truly yours, /s/ Christopher J. Melsha Christopher J. Melsha

cc:	Mr. Mike Carney, Esq. (via facsimile at 202-772-9206) Mr. Alan H. Auerbach

Appendix A

Proposed Additional Risk Factor:

If our presentation at an investor conference in May 2006 were found to be “gun jumping” in violation of the Securities Act, the selling stockholders could be required to repurchase securities sold in this offering, and we might be subject to significant claims for damages from the selling stockholders.

On May 16, 2006, after the initial filing of the registration statement that contains this prospectus, Alan H. Auerbach, our President and Chief Executive Officer, made a presentation about our company at a healthcare conference sponsored by Rodman and Renshaw in Monte Carlo, Monaco. The presentation was attended by, among other people, institutional and other biotechnology and healthcare company investors. The presentation was concurrently available to any interested viewers by webcast, and the webcast presentation was archived for later viewing. We filed the transcript of the presentation as Exhibit 99.1 to our Form 8-K filed on September 12, 2006. The archived version of the webcast has not been available for viewing since July 2006.

While some of the factual information in our presentation at the conference is also included in this prospectus, some of the statements in the presentation were presented without the complete explanation provided in this prospectus, and the presentation did not disclose many of the related risks and uncertainties described in this prospectus. You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout the prospectus. You should only rely on the information contained in this prospectus in making your investment decision.

It is uncertain whether our presentation and the related webcast could be found to be a violation of Section 5 of the Securities Act of 1933. If such activities were held by a court to be in violation of Section 5, then the selling stockholders could be required to repurchase the shares sold to some or all of the purchasers in this offering at the original purchase price for a period of one year following the date of the violation. In that case, we could be subject to damage claims from the selling stockholders for an amount equal to the difference between the original purchase price of the shares paid by the selling stockholders and the fair market value of the shares at the time of the resales made under this prospectus by the selling stockholders. If we were required to pay such damages, it would have a material adverse effect on our financial position. We would contest vigorously any claim that a violation of the Securities Act occurred.

Appendix B

The following is a list of the clinical trials of cancer drug or therapeutic candidates for which Dr. Belldegrun served as principal investigator:

•	Phase II study of oral Bropirimine in adult patients with BCG resistant bladder carcinoma in situ and intolerance to BCG. Sponsor: The Upjohn Company, 1993-1994. (principal investigator)

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A double-blind, randomized, Phase III, multicenter study or Suramin versus placebo in the treatment of patients with metastatic, hormone-refractory prostate carcinoma (stage D2). Sponsor: Parke-Davis Pharmaceutical Research 1993-1994. (co-principal investigator)

•
Phase I/II study evaluating the biologic and clinical effects of PEG IL-2 prior to prostatectomy in patients with Stage B-2 and C prostate carcinoma. Sponsor: Cetus/Chiron Corporation 1994-5, 1996-7 (co-principal investigator)

•	Phase I/II clinical trial of immunotherapy using adoptive transfer of cytotoxic cells in the treatment of human cancer. Sponsor: National Cancer Institute 1994-1997. (co-principal investigator)

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Phase I/II trial of continuous intravenous infusion FUDR and IL-2 in combination with interferon-alpha in the treatment of metastatic renal cell carcinoma. Sponsor: Hoffman La Roche 1994-1995. (co-principal investigator)

•	Oral Bropirimine vs. Intravesical BCG in patients with CIS of the Bladder. Sponsor: Upjohn 1995. (co-principal investigator)

•	Phase I/II Trial of Navelbine and Emcyt in Patients with Hormone Refractory Prostate Cancer. Sponsor: Burroughs Wellcome, 1995. (co-principal investigator)

•
The Treatment of Patients with Metastatic Renal Cell Carcinoma Utilizing in Vitro Expanded CD8+ Lymphocytes Isolated from Peripheral Blood in Combination with Recombinant Interleukin-2. Sponsor: Applied Immune Sciences, 1995. (co-principal investigator)

•	Tumor Infiltrating Lymphocyte Cell Therapy and Recombinant Interleukin-2 in Metastatic Renal Cell Cancer. Sponsor: Applied Immune Sciences, 1995. (co-principal investigator)

•	PSA Promoter Mediated Gene Therapy for Prostate Cancer. Sponsor: CaP CURE Foundation, December 1995. (principal investigator)

•	The Use on Oral ALRT1057 (9-Cis-Retinoic Acid) for Men with Hormone Refractory Prostate Cancer. Sponsor: Ligand Pharmaceuticals, 1996. (co-principal investigator)

•
An International Phase II Randomized, Double-Blind, Multicenter Study to Determine the Safety and Efficacy of Three Different Doses of Liarozole in Patients with Rising Prostate Specific Antigen Levels After Definitive Treatment. Sponsor: Janssen Research Foundation, 1996. (co-principal investigator)

•	Antisense TGF-b1 for Advanced Prostate Cancer. Sponsor: CaP CURE Foundation, 1996-97. (principal investigator)

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A Phase I Study in Patients with Locally Advanced or Recurrent Adenocarcinoma of the Prostate using SCH 58500 (rAd/p53) Administered by Intratumoral Injection. Sponsor: Schering Plough Corporation, September 1997. (principal investigator)

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A Phase I Study Evaluating the Safety and Efficacy of Interleukin-2 Gene Therapy Delivered by Lipid Mediated Gene Transfer (Leuvectin) in Prostate Cancer Patients. Sponsor: Vical, Inc., May, 1997. (principal investigator)

•
A Phase I/II Trial of Antigen-Specific Immunotherapy in MUC-1 Positive Patients with Adenocarcinoma of the Prostate Using Vaccinia-Virus MUC1-IL-2 (TG1031). Sponsor: Transgene, Inc. April 1998 - 2001. (principal investigator)

•	A Phase II Study Evaluating the Safety and Efficacy of Neoadjuvant Leuvectin Immunotherapy for the Treatment of Prostate Cancer. Sponsor: Vical, Inc., May 1999 - Present. (principal investigator)

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A Phase II Study Evaluating the Safety and Efficacy of Neoadjuvant Leuvectin Immunotherapy for the Treatment of Locally Recurrent Prostate Cancer Following Radiation. Sponsor: Vical, Inc., Nov. 1999 - Present. (principal investigator)

•	“Phase III Randomized, Double-Blind Study of DFMO vs. Placebo in Low Grade Superficial Bladder Cancer. Sponsor: Ilex Oncology, Inc., May 1999 - 2000. (principal investigator)

•
Randomized Prospective Study of Adjuvant Androgen Ablation in Radical Prostatectomy Patients at High-Risk for Disease Recurrence. Sponsor: TAP Pharmaceuticals, Sept. 1999 - 2000. (principal investigator)

•
A Single Center, Open Label, Multiple Dose, Dose-Rising Clinical Trial of the Safety of Seven Dose Levels of ABX-EGF in Renal, Prostate, Pancreatic, Non-Small Cell Lung or Esophageal Cancer Patients. Sponsor: Abgenix, Inc., October 1999 - Present. (principal investigator)

•	Chemoprevention of Superficial Bladder Cancer. Sponsor: NIH/National Cancer Institute 04/01/02 - 03/31/07. (principal investigator)

•
A Phase III Randomized, Multi-center Study of Adjuvant Oncophage vs. Observation in Patients with High Risk of Recurrence after Surgical Treatment for renal call carcinoma. Sponsor: Antigenics, Inc. Ongoing.

•	A Two-Part Multiple Dose Clinical Trial Evaluating the Safety and Effectiveness of ABX-EGF in Patients with renal cell cancer. Sponsor: Abgenix, Inc. Ongoing

•	Effect of Depression, Social Support and Spirituality on Patients with Metastatic Renal Cell Carcinoma (Cancer Control) Sponsor: MD Anderson Cancer Center. Ongoing

•	Clinical Trial Evaluating the Safety and Efficacy of ABX-EGF in Patients with Hormone Resistant Prostate Cancer with Elevated PSA without Metastasis. Sponsor: Abgenix, Inc. Ongoing

•	Randomized Multicenter Phase II Study Evaluating Two Dosing Schedules of TG4010 (MVA-MUC1-IL2) in Patients with Adenocarcinoma of the Prostate. Sponsor: Transgene, Inc. Ongoing

•	Phase I Safety Study of Xcellerate in Patients with Hormone Refractory Prostate Cancer. Sponsor: Xcyte Therapies, Inc. Ongoing.

•	Phase III, Randomized, Double-Blind, Placebo-Controlled Study of the Safety of 10mg Atrasentan in Patients with Non-Metastatic, Hormone-Refractory Prostate Cancer. Sponsor: Abbott Laboratories, Inc.

•	Phase III Extension study to Evaluate the Safety of 10mg Atrasentan in Men with Hormone-Refractory Prostate Cancer. Sponsor: Abbott Laboratories, Inc.

•
Phase II Trial of Recombinant Human Granulocyte Macrophage-Colony Stimulating Factor (GM-CSF) and Recombinant Human Interleukin-4 (IL-4) Used as Combination Therapy for Subjects with Hormone Refractory Prostate Cancer

•
A Single Center, Open Label, Multiple Dose, Dose-Rising Clinical Trial of the Safety of Seven Dose Levels of ABX-EGF in Renal, Prostate, Pancreatic, Non-Small Cell Lung, Esophageal or Colorectal Cancer Patients. Sponsor:Abgenix, Inc.

Appendix C

1.    Proposed revision to “Business - Our Product Candidates - CB7630 - Plan of Development” at page 31 (underlined material indicates new text and stricken material indicates deleted text):

In addition, in February 2006, we announced that our Investigational New Drug Application, or IND, for CB7630 had been approved by the FDA. We anticipate that a Phase I trial of CB7630 as a second line hormonal agent for advanced prostate cancer patients that have failed treatment with first line hormone therapy will be initiated in the second half of 2006. The Phase I trial of CB7630 will be conducted at the University of California San Francisco Comprehensive Cancer Center. In previous filings with the SEC, we had stated our belief that we would be initiating one Phase II trial of CB7630 in 2006. However, as a result of the data we recently announced from the Phase I trial conducted in the United Kingdom, we intend to initiate two Phase II trials of CB7630 during 2006: one Phase II trial of CB7630 as a second line hormonal agent for advanced prostate cancer patients that have failed treatment with first line hormone therapy, and the second a Phase II trial of CB7630 for advance prostate cancer patients that have failed treatment with first line chemotherapy (e.g. Taxotere).

2.    Proposed revision to last paragraph of “Business - Our Product Candidates - CB3304 (Noscapine and Related Analogs) - Results of Clinical Trials and Plan of Development” at page 33 (underlined material indicates new text and stricken material indicates deleted text):

~~We hope to complete the Phase I portion of the Phase I/II preclinical trial of CB3304 during the second half of 2006, and to initiate the Phase II portion by the end of fiscal 2006.~~ In previous filings with the SEC, we stated that we intended to complete the Phase I portion of a Phase I/II clinical trial of CB3304 in hematological malignancies (non-Hodgkin’s lymphoma, multiple myeloma and chronic lymphocytic leukemia) during the second half of 2006, and to initiate the Phase II portion by the end of 2006. As a result of our plan to initiate a second Phase II clinical trial of CB7630 in 2006, as discussed above under “ - CB7630 (Abiraterone Acetate) - Plan of Development,” we subsequently decided to focus our clinical development of CB3304 in only multiple myeloma for the near future. Accordingly, we anticipate initiating a Phase I/II trial of CB3304 in multiple myeloma in either late 2006 or in early 2007.

3.    Proposed revision to last paragraph of “Business - Our Product Candidates - CB1089 (Seocalcitol) - Results of Clinical Trials and Plan of Development” at page 34 (underlined material indicates new text and stricken material indicates deleted text):

CB1089 has been tested as a single agent in a number of clinical trials including hepatocellular carcinoma, colorectal cancer, breast cancer and pancreatic cancer. Evidence of antitumor activity has been seen in hepatocellular carcinoma and colorectal cancer. More specifically, in a Phase II trial of CB1089 in 33 patients with inoperable hepatocellular carcinoma, 2 patients demonstrated a complete response and 12 patients showed stable disease. However, in subsequent trials CB1089, at the dose and regimen tested, did not demonstrate the ability to increase survival in patients with inoperable hepatocellular carcinoma. Due to the heterogeneous nature of hepatocellular carcinoma, Cougar is performing preclinical investigations to identify subtypes of hepatocellular carcinoma that are more likely to respond to CB1089. ~~If the results of our preclinical investigations are successful, in addition to the planned Phase II trial in prostate cancer, we may initiate a Phase I/II trial of CB1089 in a certain subtype of hepatocellular carcinoma.~~

C-1

In previous filings with the SEC, we stated that we intended to initiate a two clinical trials of CB1089 during 2006 for the treatment of prostate cancer, including a Phase II trial with CB1089 as a single agent and a Phase I/II clinical trial with CB 1089 as a combination therapy. However, prior to initiating Phase II trials for treatment of prostate cancer, we determined that we needed to better understand the safety of CB1089 in prostate cancer patients. Therefore, we now plan to initiate only a Phase I trial of CB1089 in advanced prostate cancer patients by mid 2007.

C-2

Appendix D

The Company intends to delete the last paragraph of the discussion in the prospectus under “Business - Our Product Candidates - CB7630 (Abiraterone Acetate) - Results of Clinical Trials for CB7630” (page 31) and replace it with the following text:

“In December 2005, we initiated a Phase I/II trial of CB7630 for the treatment of advanced prostate cancer. The Phase I/II trial was conducted at The Institute of Cancer Research, in the Cancer Research UK Centre for Cancer Therapeutics, and at The Royal Marsden Hospital in the United Kingdom. The Phase I/II study was an open label, dose escalating study to evaluate the safety and efficacy of CB7630 administered daily as a second-line hormonal agent to patients with chemotherapy-naïve hormone refractory prostate cancer with a rising PSA despite hormonal therapy. In October 2006, we announced the results of the Phase I portion of this clinical trial, which included a total of 14 patients, including the following findings:

•	In the patients tested, CB7630 was well-tolerated with minimal toxicity at daily doses as high as 2000 mg. No dose limiting toxicity was observed.
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Of the 12 patients that were evaluable for anti-tumor activity, eight patients experienced a decline in their PSA levels of greater than 50 percent, and six patients experienced PSA level declines of greater than 90 percent.

•
Of the five patients with measurable tumor lesions, 3 patients experienced partial radiological responses, as measured by the criteria of the Response Evaluation Criteria in Solid Tumors Group, or RECIST, an accepted standard for measuring anti-cancer activity.

•	One patient in the clinical trial also experienced radiographic regression of bone metastases and another experienced decrease in pain.”